Groundfloor Finance Inc.

OFFICES 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308	MAILING ADDRESS PO Box 79346 Atlanta, Georgia 30357

April 5, 2017

VIA EDGAR AND EMAIL DELIVERY (HOUGHB@SEC.GOV)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Bryan Hough

Re:	Groundfloor Financial Inc.
Post-Qualification Amendment No. 44, filed March 29, 2017,
To the Offering Statement on Form 1-A, qualified December 15, 2015
File No. 024-10496

Dear Mr. Hough:

Groundfloor Finance Inc. (the “Company”) hereby provides the following response to the comment you raised with me on our call on Tuesday, April 4, 2017, regarding Post-Qualification Amendment No. 44 to the above-mentioned Offering Statement on Form 1-A. Your comment (or a close iteration of what I understood you to convey over the phone) is identified below in italics, with the Company’s response following.

Please provide your analysis as to why the Company is not required to file audited financial statements for the fiscal year ending December 31, 2015 given that such statements have been previously filed with the Commission. Refer to Part F/S (b)(2) of Form 1-A.

RESPONSE:

The Company respectfully informs the Staff that it has not obtained an audit of the current financial statements prepared pursuant to paragraph (b) of Part F/S of Form 1-A, which financial statements would include a balance sheet of the two most recently completed fiscal year ends (December 31, 2016 and December, 20015) and statements of income, cash flows, and changes in stockholders’ equity for each of the two fiscal years preceding the date of such balance sheets. The Company has previously filed audited financial statements for the two fiscal years preceding the mostly recently completed fiscal year end (December 31, 2015 and December 31, 2014), but the Company is not able to extract the information for one fiscal year (December 31, 2015) from such audited financial statements under applicable financial accounting rules and Commission guidance without obtaining an updated auditor consent, which the Company believes will cause the reader to incorrectly assume the financial information for the fiscal year ending December 31, 2016 has been audited as well. Out of an abundance of caution, the Company elected to clearly present its year-to-year comparison as unaudited. In the event that the Staff believes that there is a benefit to investors from the opportunity to review the previously filed audited financial statements for the fiscal years ending December 31, 2015 and December 31, 2014, the Company hereby undertakes to incorporate such financial statements by reference into all future post-qualification amendments to the Offering Circular.

[signature page to follow]

[signature page to comment response letter to Securities and Exchange Commission]

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.

cc:	Robbins Ross Alloy Belinfante Littlefield LLC
Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Benji T. Jones
Jason L. Martinez